SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

ADMINISTRADORA DE

FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

MetLife, Inc.

and its indirect wholly-owned subsidiary

MetLife Chile Inversiones Limitada

(Name of Persons Filing Statement)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,635,009.67	$3,211.19

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $5.55, the price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) to be paid in the transaction (based on a price per Common Share of Ch$3,500.00, pursuant to the Share Purchase Agreement between MetLife Chile Inversiones Limitada and The Bank of New York Mellon, dated as of May 12, 2015 and amended as of June 22, 2015, and using the Official Exchange Rate (dólar observado) of Ch$630.64 per US$1.00 as published by the Chilean Central Bank on June 23, 2015) by (ii) 4,979,355, the estimated maximum number of Common Shares that may be acquired in the transaction.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 issued by the Securities and Exchange Commission on August 29, 2014 by multiplying the Transaction Valuation above by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $3,190.81	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3	Date Filed: May 18, 2015

Amount Previously Paid: $20.38	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3 Amendment No. 2	Date Filed: June 24, 2015

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (as amended to date, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder by MetLife Chile Inversiones Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (“Purchaser”). Purchaser is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife,” and collectively with Purchaser, the “Filing Persons”). This Transaction Statement relates to the Share Purchase Agreement, dated as of May 12, 2015 (the “Purchase Agreement”), between Purchaser and The Bank of New York Mellon (“BNY Mellon” or the “Depositary”), as depositary under the deposit agreement among Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (“ProVida” or the “Company”), the Depositary, and holders of American Depositary Shares (“ADSs”) representing shares of common stock of the Company (“Common Shares” and together with the ADSs, the “Shares”), dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”). The Purchase Agreement provides, among other things, for the purchase by Purchaser of all of the Common Shares held as of the closing date of the Transaction (as defined below) by BNY Mellon in its capacity as depositary of the American depositary receipt program pursuant to the Deposit Agreement (the “Subject Shares”). Under the terms of the Purchase Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser would have acquired all the Subject Shares for a purchase price per Subject Share equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) during the period beginning on May 7, 2015 and ending on the 3rd business day prior to the Closing Date (the “Per Share Consideration”), except that the purchase price per Subject Share would not be less than Ch$3,092.05 or more than Ch$3,300.00. On June 8, 2015, the Depositary notified Purchaser that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. to purchase all of the Subject Shares at a price per Subject Share of Ch$3,475.00 (the “Invesco Proposal”).

In connection with the Invesco Proposal, on June 22, 2015, (i) Purchaser delivered to the Depositary a written Match Right Notice (as defined in the Purchase Agreement) in accordance with the Purchase Agreement, which increased the purchase price per Subject Share to Ch$3,500.00, and (ii) Purchaser and BNY Mellon entered into an amendment to the Purchase Agreement (“Amendment No. 1 to the Purchase Agreement”) to increase the purchase price per Subject Share to Ch$3,500.00 (the “Amended Per Share Consideration”). Under the terms of the amended Purchase Agreement (the “Amended Purchase Agreement”), Purchaser acquired each of the Subject Shares for a purchase price per Subject Share equal to the Amended Per Share Consideration (the “Transaction”). On July 6, 2015, Purchaser and the Depositary, pursuant to the terms of the Amended Purchase Agreement, consummated the Transaction. A copy of the Purchase Agreement and Amendment No. 1 to the Purchase Agreement are filed as exhibits to this Transaction Statement.

This Final Amendment is being filed pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 to report the results of the Transaction.

Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged.

In this Transaction Statement, references to “Ch$” are to Chilean pesos.

By filing this Transaction Statement, the Filing Persons do not concede that Exchange Act Rule 13e-3 is applicable to the Transaction or any other future purchases of Common Shares of the Company.

Item 15.	Additional Information

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented as follows:

On July 6, 2015, Purchaser and the Depositary, pursuant to the terms of the Amended Purchase Agreement, consummated the Transaction and Purchaser acquired 4,934,355 Common Shares for a purchase price per Common Share equal to Ch$3,500.00.

As a result of the above-described transaction, MetLife currently indirectly owns 313,863,171 Common Shares representing approximately 94.7% of the outstanding Common Shares.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: July 6, 2015

METLIFE, INC.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative